EZJR, Inc.
                             A Nevada Corporation
                         2235 E. Flamingo, Suite 114
                             Las Vegas, NV  89119
            Telephone: (702) 631-4251  o  Fax:  (702) 221-1963

December 6, 2010


VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Jay Mumford, Attorney

Re:    EZJR, Inc.
       Registration Statement on Form 10
       Amended October 26, 2010
       File No.:  000-53810

Dear Mr. Mumford:

On behalf of EZJR, Inc. (the "Company"), this letter responds to your November 9, 2010 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. Please note, we have updated the financial statements in our amended Form 10, as required by Rule 8-08 of Regulation S-X. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in your letter.


Business History, page 3
------------------------

1. We note your response to prior comment 1, If your major shareholder will offer $100 to shareholders who would like to exchange their certificates for such cash as you say in response 2 of your July 27, 2010 letter to us, it remains unclear (1) why you believe you can keep that information undisclosed and reveal it to "dissatisfied shareholders" who "confront you, and (2) if you believe the information must be disclosed, whether you believe such disclosure amounts to a pre-commencement tender offer communication that must be filed under applicable lender offer
rules.   If instead your major shareholder no long will offer $100 to shareholders who would like to exchange their certificates, please clearly say so in your response.

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Response:  We respectfully note the Staff's comment.  As stated in our previous correspondence, we only provided a hypothetical response. Therefore, to set the record straight, our major shareholder(s) will no longer offer $100 to shareholders who would like to exchange their stock certificates in EZJR.


2. We do not agree with your analysis in your response to prior comment 2 and reissue the comment as it appears that the target company in the merger ceased to exist upon the effectiveness of the merger. Therefore, your disclosure that, after the merger, your mayor shareholders purchased the shares of the target company is unclear given that the target company - and its shares did not exist to be purchased at that time. Please revise.

Response: We respectfully note the Staff's comment. We have revised the document under "Business History" and "Financial Footnote 1," to state upon the effectiveness of the merger, the original EZJR ceased to exist.


Risk Factors, page 10
---------------------

3. We note your response to prior comment 3. It remains unclear how this registration statement fully and clearly discloses your affiliates' historic relationships with reporting companies given that publicly available information reveals relationships with companies that are not mentioned in this registration statement. It continues to appear that the disclosure requested in the second bullet point of prior comment 3 should he included in your registration statement, therefore, we reissue that comment.

Response: We respectfully note the Staff's comment. We have added further disclosure to list additional company ownership under risk factor Number 19.


Overview of Current operations, page 22
------------------------------------

4. Your response to the first bullet point of prior comment 4 does not include specific information regarding what work was done during the "past two years" and the date on which each such activity occurred. Therefore, we reissue that bullet point.

Response: We respectfully note the Staff's comment. We do not keep daily logs of our activities. However, to better address your comment, we added dates of the Engineering Conventions attended by our sole officer where we interviewed various engineering firms.






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



Affiliated Companies, page 27
-----------------------------

5. Please update your disclosure regarding "no change" related to Generic Marketing Services to reflect how the current business differs from the originally disclosed business plan. Also disclose any change in control since that company's original filing.

Response: We have updated the disclosure of Generic Marketing Services to reflect change of control, the originally disclosed business plan and its current business.


Financial Statements, page F-1
------------------------------

Statement of Operations, page F-3
--------------------------------

6. We note that the dates above the columns refer to 2009 and 2008 while your audit report refers to 2010 and 2009. Please revise to correct the errors. Please correct a similar error on page F-6.

Response: We have revised to correct the errors in the dates above the columns on the Statement of Operations.


Report of Independent Registered Public accounting Firm, page F-9
--------------------------------------------------------------------

7. We note the Audit Report makes reference to management's plans concerning the factors that raise substantial doubt about your ability to continue as a going concern as described in Note 2". In future filings, please have your auditor revise their reference as the going concern is addressed in Note 4.

Response: We have informed our auditor to revise their reference as the going concern addressed in Note 4 in future filings.














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


Mr. Mumford, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

EZJR, Inc.


By:  /s/  T J Jesky
---------------------------------
          T J Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel








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